January 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Benjamin Richie

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 9 to Registration Statement on Form S-1

Filed December 22, 2023

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 5, 2024, relating to the above referenced Amendment No. 9 to Registration Statement on Form S-1 (“Amendment No. 9”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 10”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 9), all page references herein correspond to the page of the Amendment No. 9. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 10.

Amendment No. 9 to Registration Statement on Form S-1

General

1. We note your revisions to prior comment 1 and reissue in part. Since the filing of the Form S-1, filed on May 22, 2023, certain disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations has been removed and we do not believe that your revised disclosure continues to convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in prior amendments. As examples, and without limitation, we note that your revised disclosure in Amendment No. 9 to the Form S-1 does not address the following points from these previous amendments:

•	Your disclosure on page 40 of Amendment No. 1 to the DRS, submitted March 6, 2023, in the Risk Factors, under the heading “If the Chinese government were to impose new requirements for approval from the PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless,” and elsewhere, that you and your PRC Subsidiary, (1) are not required to obtain permissions from any PRC authorities to operate or issue Common stock to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of your PRC Subsidiaries' operations, and (3) have not received or were denied such permissions by any PRC authorities. Additionally, this page included disclosure that the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the "Opinions on Severely Cracking Down on Illegal Securities Activities According to Law," which emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies and that, given the current PRC regulatory environment, it is uncertain when and whether you or your PRC Subsidiary, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Please also expand this statement to cover your subsidiary in Hong Kong;

Response: We respectfully advise the Staff we have added back the disclosures related to the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law and uncertainties associated with the PRC regulations. We have also expanded this risk factor to state that our Hong Kong subsidiary is subject to this risk on page 40.

•	The risk factor heading itself from page 40 to the Form S-1, filed on May 22, 2023: “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” We note this risk factor was also removed from the Summary Risk Factors in this Amendment No. 9 to the Form S-1;

Response: We respectfully advise the Staff that the content of that risk factor was 100% moved to the risk factor titled “If the Chinese government were to impose new requirements for approval from the PRC authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” on page 40 of the Amendment No. 9, and not a single word was omitted from the move.

To comply with the Staff’s comment, we have added “exert more oversight and control over” to the heading of the current risk factor to mimic the heading of the previous risk factor on page 40 and presented it in the Summary Risk Factors on page 17.

•	Your disclosure concerning the CAC cybersecurity probes opened in July of 2021 and the expert interpretation of the Revised Cybersecurity Measures published on the CAC website on February 17, 2022, as appeared on the cover page of the Amendment No. 1 to the Form S-1 and elsewhere; and

Response: We respectfully advise the Staff that the statement “In July 2021, the Cyberspace Administration of China (“CAC”) opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data, among other things” was in Amendment No. 9. We believe the Staff was referring to the “Cybersecurity Review Measures for public comment,” which was removed from the registration statement because it was later superseded by the final version. We have added it back on pages 3 and 17.

The expert interpretation was removed from the registration statement because it is not a controlling authority. We have added it back on pages 3 and 17.

•	The following Risk Factor that appeared in the Amendment No. 1 to the Form S-1: “Payment of dividends is subject to restrictions under Nevada and the PRC laws.” We note in this regard your response concerning dividends under Nevada law, but please reinstate all disclosure concerning payment of dividends under PRC laws even if, as you note in your response, similar disclosure appears elsewhere.

Response: We respectfully advise the Staff that we have added back the risk factor to comply with the Staff’s comment on page 47.

2. We note your revisions to prior comment 2 and reissue in part. Your disclosure continues to focus on and discloses that the Chinese government may intervene or influence the operation of your Shanghai subsidiary. You state on page 17 in the Summary Risk Factors: "We, through our Shanghai subsidiary, are subject to unique legal risks, and the enforcement of Chinese laws and regulations can change quickly with little advance notice," and page 39 in the Risk Factors: "Since we our Shanghai subsidiary is located in Mainland China, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects." Please revise to clarify that these risks currently apply to your Shanghai subsidiary and Advanced Biomed HK. Please further revise throughout your prospectus to specifically clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong.

Response: We respectfully advise the Staff that we have updated the registration statement to state that legal and operational risks associated with operating in China also apply to any operations in Hong Kong. In situations where current PRC laws and regulations do not cover our Hong Kong subsidiary and state otherwise would be misleading, we disclosed that our Hong Kong subsidiary might be subject to additional risks and restrictions if the PRC government were to exert more control over or impose laws and regulations on Hong Kong.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP